Exhibit 21.1

Subsidiaries

Subsidiary	State of Other Jurisdiction of Incorporation of Subsidiary	Name(s) under which Subsidiary does business
ToughBuilt Industries UK Limited	United Kingdom	ToughBuilt Industries UK Limited
ToughBuilt Mexico	Mexico	ToughBuilt Mexico
ToughBuilt Amenia LLC	Armenia	ToughBuilt Amenia LLC
ToughBuilt Brazil	Brazil	ToughBuilt Brazil